787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 13, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Healthcare & WellnessRx Trust
(Securities Act File No. 333-194973, Investment Company Act File No. 811-22021) Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Healthcare & WellnessRx Trust (the “Fund”), please find responses to written comments provided by Laura E. Hatch of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) on May 1, 2014, to the undersigned of our firm regarding the filing of a registration statement on Form N-2 (“Registration Statement”) for the Fund.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment.

Prospectus

Prospectus Summary

(1) Comment: Under the heading, “Investment Objective and Policies,” the disclosure states that the Fund’s investments may include derivative instruments. If investing in derivatives is a principal investment strategy of the Fund, please list the types of derivatives in which the Fund may invest. In addition, please ensure that the disclosure accurately describes the Fund’s use of derivatives and their risks. In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www. sec.gov/divisions/investment/guidance/ici073010.pdf).

Response: The Fund confirms that the Fund’s disclosure accurately describes the Fund’s use of derivatives and their risks.

(2) Comment: Under the heading, “Investment Objective and Policies,” the disclosure states that the Fund “may invest without limitation in securities of foreign issuers.” If the Fund may invest in emerging markets as part of its principal investment strategies, please state that and add appropriate risks.

Securities and Exchange Commission

May 13, 2014

Response: The Prospectus has been revised to clarify that the Fund’s investments in foreign issuers may include issuers located in emerging markets. The Prospectus has also been revised to include disclosure regarding the risks associated with investments in emerging markets.

(3) Comment: Under the heading, “Dividends and Distributions,” the disclosure states, “the Fund has adopted a managed distribution policy,” and, “the Fund pays to its common shareholders a distribution of $0.12 per share each quarter.” Please explain the appropriateness of having a managed distribution policy for a Fund that generates very little net investment income. (For the year ended December 31, 2013, the Fund generated net investment income of 0.02% of the Fund’s net assets attributable to common shareholders before distributions to preferred shareholders).

Response: The Fund has elected to be treated and has qualified, and intends to continue to qualify annually, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986 (the “Code”). As a regulated investment company, the Fund generally will not be subject to federal income tax on income and gains that the Fund distributes to its shareholders, provided that it distributes each taxable year at least the sum of (i) 90% of the Fund’s investment company taxable income (which includes, among other items, dividends, interest and the excess of any net short-term capital gain over net long-term capital loss and other taxable income, other than any net long-term capital gain, reduced by deductible expenses) determined without regard to the deduction for dividends paid and (ii) 90% of the Fund’s net tax-exempt interest income (the excess of its gross tax-exempt interest over certain disallowed deductions). In addition, the Code imposes a 4% nondeductible excise tax on the Fund to the extent the Fund does not distribute by the end of any calendar year an amount at least equal to the sum of (i) 98% of its ordinary income (not taking into account any capital gain or loss) for the calendar year and (ii) 98.2% of its capital gain in excess of its capital loss (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made to use the Fund’s fiscal year). The Fund intends to seek to distribute any income and capital gain in a manner necessary to comply with these requirements under the Code.

In seeking to comply with the requirements under the Code, the Fund has determined that spreading these distributions out over quarterly payments in a managed distribution, as opposed to distributing all required income and capital gains at the end of the year, is beneficial to its shareholders. In prior years, the Fund generated more net investment income than it did during the fiscal year ended December 31, 2013. Moreover, the Fund has consistently generated capital gains that have constituted a part of these managed distributions. The Fund has obtained an exemptive order permitting the distributions of long-term capital gains more frequently than annually. The application for the order described the potential benefits of such distributions to the Fund and its investors. As a result, the Fund has only returned capital to its shareholders in one of the seven fiscal years since its inception. The managed distributions to the Fund’s shareholders during the fiscal year ended December 31, 2013 did not include a return of capital.

(4) Comment: Under the heading, “Dividends and Distributions,” the disclosure states, “if the Fund issues non-public indebtedness (for example, if it enters into a loan agreement in a privately arranged transaction with a bank), it may be able to continue to pay dividends on its capital stock even if the asset coverage ratio on its indebtedness falls below 300%.” Please explain how this complies with Section 18 of the Investment Company Act of 1940 (the “1940 Act”).

Securities and Exchange Commission

May 13, 2014

Response: Section 18(g) of the 1940 Act provides that the term “senior security” when used in subparagraphs (B) and (C) of paragraph (1) of Section 18(a) does not include any promissory note or other evidence of indebtedness issued in connection with a privately arranged bank loan, which is not intended to be publicly distributed. Subparagraph (B) limits the ability of a Fund to declare a dividend when the 300% asset coverage test is not met with respect to a senior security representing indebtedness. By operation of the language referenced in the preceding sentence, this limit would not apply.

(5) Comment: Under the heading, “Risk Factors and Special Considerations,” it states that the Fund may enter into credit default swaps. Please verify that the Fund will cover the full notional value of any credit default swap written.

Response: The Fund hereby confirms that it does not write credit default swaps and has no current intention of doing so in the near future. The Fund confirms that in the event it were to write a credit default swap it would cover the full notional value of the credit default swap.

(6) Comment: If the Fund engages in transactions involving total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: The Fund acknowledges that it must “set aside” (often referred to as “asset segregation”) liquid assets, or engage in other SEC or Staff-approved measures, to “cover” open positions with respect to certain kinds of derivative instruments. The Fund will modify its asset segregation policies in the future if necessary to comply with any changes in the positions from time to time published by the SEC or its Staff regarding asset segregation.

Summary of Fund Expenses

(7) Comment: Please verify that the Fund has no intention of issuing notes or borrowing within the next year. If the Fund may issue notes or borrow within the next year, please estimate the costs of issuing notes and/or borrowing and include those costs in the fee table.

Response: As discussed with the Staff, the Fund included the costs of issuing $50 million of preferred shares in the fee table, instead of the costs of issuing a portion of the $50 million in preferred shares and a portion of the $50 million in notes, because the costs of issuing preferred shares are higher than the costs of issuing notes, and therefore the percentage in the bottom line of the fee table is higher than it would be if part of the $50 million were attributed to the offering costs of notes. As a result, this disclosure has not been changed.

Securities and Exchange Commission

May 13, 2014

(8) Comment: In the Shareholder Transaction Expenses section of the Fee Table there is a line item for “Preferred Share Offering Expenses Borne by the Fund (as a percentage of net assets attributable to common shares).” This expense does not appear to be a sales load. Please explain why this expense is included in the Shareholder Transaction Expenses section instead of the Annual Expenses section of the Fee Table.

Response: This expense is included in the Shareholder Transaction Expenses section because it is a one-time expense that is expected to be borne by the common shareholders of the Fund in an offering of preferred shares, as opposed to an ongoing annual expense of the Fund.

(9) Comment: In the paragraph preceding the expense example, the disclosure states, “The following example illustrates the expenses (including the maximum estimated sales load of $10 and estimated offering expenses of $3.90 from the issuance of $150 million in common shares) you would pay on a $1,000 investment in common shares.” The example should reflect all costs to common shareholders, including those costs due to an offering of preferred shares or notes.

Response: The requested change has been made. The estimated offering expenses number has been revised to reflect the issuance of $50 million in preferred shares.

(10) Comment: For both expense examples (with and without the dividends on preferred shares), using the numbers in the Fee Table, it appears as though the expenses should be higher than those shown. Please ensure that all shareholder transaction expenses and all annual expenses are included in the calculation of the expense examples.

Response: The expense examples have been updated to reflect the issuance of $50 million in preferred shares.

Leverage Risk

(11) Comment: Under the heading, “Special Risks to Holders of Notes,” the second paragraph discusses risks to common shareholders if the Fund issues notes. Please move this disclosure under a more appropriate heading.

Response: The requested change has been made.

Management of the Fund

(12) Comment: The disclosure states, “The Fund’s (who, with its officers, are described in the SAI) has overall responsibility for the management of the Fund.” There appears to be a word missing after “Fund’s.”

Response: The term “Investment Adviser” has been inserted in the appropriate place.

Subscription Rights

(13) Comment: The disclosure states, “We may issue subscription rights to holders of our ... (ii) preferred shares to purchase common or preferred shares....” Please explain to us the legal basis for issuing subscription rights to holders of preferred shares to purchase common shares. See Rule 415(a)(1)(x) under the Securities Act of 1933. Additionally, please explain how a subscription rights offering issued to holders of preferred shares to purchase common shares complies with Section 23(b) of the 1940 Act

Securities and Exchange Commission

May 13, 2014

Response: The disclosure cited in this comment states in full: “We may issue subscription rights to holders of our (i) common shares to purchase common or preferred shares or (ii) preferred shares to purchase common or preferred shares (subject to applicable law).” We are not aware of any prohibition on issuing subscription rights to holders of preferred shares to purchase common shares. Section 23(b)(1) does not prohibit the issuance of subscription rights to holders of preferred shares to purchase common shares in certain instances, such as in the following examples. If the common shares are issued pursuant to the exercise of subscription rights by preferred shareholders at a price at or above the Fund’s current net asset value (exclusive of any distributing commission or discount) then Section 23(b) of the 1940 Act would be inapplicable to the offering. In addition, Section 23(b)(1) of the 1940 Act provides an exception that would allow the Fund to issue common shares at a price below the Fund’s current net asset value (exclusive of any distributing commission or discount) in connection with an offering to the holders of one or more classes of its capital stock. By its terms, Section 23(b)(1) recognizes that common shares can be issued in offerings to classes of “capital stock” other than common shares, and capital stock includes preferred shares. Consequently, the Fund could issue subscription rights to holders of its preferred shares to purchase common shares at a price below net asset value (exclusive of any distributing commission or discount). In addition to a good faith determination by the directors that the offering would result in a net benefit to existing shareholders, a transferable rights offering to purchase common shares at a price below net asset value would meet the following guidelines: (i) the offering fully protects shareholders’ preemptive rights and does not discriminate among shareholders (except for the possible de minimis effect of not offering fractional rights); (ii) management uses its best efforts to ensure an adequate trading market in the rights for use by shareholders who do not exercise such rights; and (iii) the ratio of the offering does not exceed one new share for each three rights held.1 Section 18(d) also does not operate to limit rights offerings to holders of the type of security to be issued in the offering. Section 18(d) permits the Fund to issue a “security” by means of rights issued to one or more classes of the Fund’s “security holders” with no requirement that the holders of the rights be holders of the “securities” obtained through exercise of the rights.

With regard to the other point raised, we believe the issuance of subscription rights to holders of preferred shares to purchase common shares is consistent with Rule 415(a)(1)(x). Rule 415(a)(1)(x) under the 1933 Act provides, in relevant part, that “[s]ecurities may be registered for an offering to be made on a continuous or delayed basis in the future[; p]rovided, [t]hat [t]he registration statement pertains only to: [s]ecurities registered (or qualified to be registered) on Form S-3 . . . which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant . . . .” In no-action letters issued to Pilgrim America Prime Rate Trust2 and Nuveen Virginia Premium Income Municipal Fund,3 the Staff took the position that it would not recommend enforcement action to the SEC if the applicants, which were registered closed-end investment companies, made offerings of securities under Rule 415(a)(1)(x). In Nuveen, the Staff took the position that the relief permitting closed-end fund offerings under Rule 415(a)(1)(x) applies equally to any securities, provided the closed-end fund would otherwise be eligible under the instructions to Form S-3 to conduct the type of offering it seeks to undertake.4 We believe the Fund satisfies the Nuveen letter’s conditions.

The Fund is organized as a Delaware statutory trust. The Fund’s common shares and its 5.76% Series A Cumulative Preferred Shares (“Series A Preferred Shares”) are registered under Section

[1]	See Association of Publicly Traded Investment Funds, SEC No-Action Letter (Aug. 2, 1985).
[2]	SEC No-Action Letter (May 1, 1998) (“Pilgrim”).
[3]	SEC No-Action Letter (Oct. 6, 2006) (“Nuveen”).
[4]	See Nuveen, Staff response letter at note 1.

Securities and Exchange Commission

May 13, 2014

12(b) of the 1934 Act. The Fund’s common shares have been listed and traded on the NYSE since the Fund’s inception and the Fund’s Series A Preferred Shares have been listed and traded on the NYSE since their inception. The Fund files with the SEC all information required of it under the 1934 Act and the 1940 Act, including Forms N-CSR and N-Q, and has filed all such reports on a timely basis over the last 12 calendar months. The Fund has never failed to pay a dividend or sinking fund installment on its outstanding preferred shares; or defaulted on any installment or installments on indebtedness for borrowed money, or on any rental on one or more long term leases. General Instruction I.B.4 of Form S-3 permits the registration on Form S-3 of securities to be offered upon the exercise of outstanding rights granted by the issuer of the securities to be offered, if such rights are granted on a pro rata basis to all existing security holders of the class of securities to which the rights attach. Any subscription rights granted to a class of the Fund’s preferred shares to which the rights attach would be granted on a pro rata basis. Rule 14a-3(b) under the 1934 Act does not require an investment company registered under the 1940 Act to include any information in its most recent annual report. However, the Fund’s most recent annual report, for the fiscal year ended December 31, 2013, included the information required by Form N-CSR. All rights holders can access information about the Fund through corporate communications and 1934 Act and 1940 Act reports. In the past 12 calendar months, the Fund provided to its common and preferred shareholders all information required by Items 401, 402 and 403 of Regulation S-K that registered closed-end investment companies are required to disclose under the 1934 Act and 1940 Act, including in the proxy statement for the Fund’s annual shareholders meeting and the Fund’s filings on Forms N-CSR and N-Q. The aforementioned information required to be disclosed by the Fund under the 1934 Act and/or 1940 Act provides a steady stream of high quality information about the Fund. As a result, the Fund can use a shelf registration statement to issue subscription rights to its preferred shareholders to purchase common shares.

(14) Comment: Please confirm that the ratio for a rights offering to purchase common shares will not exceed one new common share for each three rights held.

Response: The Fund confirms that, when it issues common shares below net asset value in a transferable rights offering, the ratio to purchase common shares in the rights offering will not exceed one new common share for each three rights held, as required by the Staff’s no-action letters under Section 23(b) of the 1940 Act. The Fund notes that if its common shares trade at a price above net asset value in the future and it then seeks to issue common shares in a rights offering at a price above net asset value, the “one to three” ratio requirement would not apply since Section 23(b) of the 1940 Act would not be implicated.

(15) Comment: Under the heading, “Exercise of Subscription Rights,” the disclosure states, “A certain number of subscription rights would entitle the holder of the subscription right(s) to purchase for cash (or, for preferred shares, outstanding preferred shares or a combination of cash and outstanding preferred shares).” Please provide to us the legal basis for allowing a subscription rights holder to exercise the rights by purchasing shares with outstanding preferred shares or a combination of outstanding preferred shares and cash. See Rule 415(a)(1)(x) under the Securities Act of 1933, Pilgrim America Prime Rate Trust, SEC Staff No-Action Letter (May 1, 1998), and Nuveen Virginia Premium Income Municipal Fund, SEC Staff No-Action Letter (October 6, 2006).

Response: The Fund could permit rights holders to pay for preferred shares subscribed for with cash, designated preferred shares of the Fund, or a combination of both.

Securities and Exchange Commission

May 13, 2014

While General Instruction I.B.1 of Form S-3 states that the offering must be “for cash,” we note that the Staff have interpreted this term more broadly to include securities. See Question 116.09 of the Staff’s Compliance and Disclosure Interpretations, which says that the “for cash” reference would allow consideration in the form of notes or services, as an example. That list is not exhaustive and we are not aware of any guidance or rule that would exclude preferred shares as a form of consideration. Moreover, General Instruction I.B.4 of Form S-3 does not include the “for cash” requirement that is in General Instruction I.B.1.

Prospectus Supplements

(16) Comment: For both the prospectus supplement for a preferred shares offering and the prospectus supplement for a subscription rights offering to purchase preferred shares, the disclosure appears to discuss only the terms and risks of a fixed rate preferred share offering. It states in the prospectus that the offering may be for fixed rate preferred shares or variable rate preferred shares. Please either include the terms and risks of a variable rate preferred shares offering or remove references to an offering of variable rate preferred shares from the prospectus.

Response: The Fund does not currently intend to engage in an offering of auction rate preferred shares (defined in the prospectus as “Variable Rate Preferred Shares”). All references to Variable Rate Preferred Shares have been removed from the Prospectus.

General

(17) Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in an amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Fund acknowledges that the Staff may have additional comments to a pre-effective amendment to the Registration Statement.

(18) Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The Fund has not submitted and does not expect to submit an exemptive application or no-action letter in connection with the Registration Statement.

(19) Comment: Response to this letter should be in the form of an amendment. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Response: The Fund has filed its response to the Staff’s letter in the form of an amendment and has indicated where no change has been made in response to a comment.

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Securities and Exchange Commission

May 13, 2014

Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Bruce N. Alpert, The Gabelli Healthcare & WellnessRx Trust
Agnes Mullady, The Gabelli Healthcare & WellnessRx Trust
Andrea Mango, Esq., The Gabelli Healthcare & WellnessRx Trust
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP